Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2010	2009	2008	2007	2006

Income from continuing operations before income taxes	$154,749	$118,334	$136,929	$107,470	$66,436

Fixed charges [1]
Interest expense	33,181	28,689	29,922	35,298	21,288
Amortization of debt issuance cost	0	0	0	0	172
Interest included in rental expense	4,611	5,299	5,193	3,651	2,665

Total	$37,792	$33,988	$35,115	$38,949	$24,125

Earnings [2]	$192,541	$152,322	$172,044	$146,419	$90,561

Ratio of earnings available to cover fixed charges	5.1	4.5	4.9	3.8	3.8

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of income from continuing operations before income taxes plus fixed charges.